FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   X ] Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG’s Board of Directors Announce

the Cooptation of Michael Daly

as Member of the Board of Directors

Paris, France – 7 October, 2015

CGG announces that upon a proposal of the Appointments and Remuneration Committee, the Board of Directors, in a meeting held on September 30 2015, has coopted Michael Daly as an independent Member of the Board of Directors of CGG. Michael Daly will replace Terry Young who stepped down from the Board of Directors on July 31 2015. The Board of Directors has also appointed Michael Daly to the Strategic and Technology Committee.

Dr Michael Daly, 62, is a British geologist, oil and gas executive and academic. Mike is a graduate of The University College of Wales, Leeds University (PhD) and alumni of Harvard Business School (PMD). He began his business career with BP in 1986 as a research geologist. After a period of strategy work and E&P positions in Venezuela, the North Sea and London, he became President of BP’s Middle East and Asia E&P business. In 2006 Mike became BP’s global exploration chief and a Group Vice President. He served on BP’s Group Executive Team as Executive Vice President from 2010 and retired in 2014 after 28 years with the company. He is now a partner at Macro Advisory Partners, a non-executive director with Tullow Oil, and a Visiting Professor in Earth Sciences at The University of Oxford.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 7,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 7th, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO